December 21, 2012

VIA EDGAR

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and

Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Nolan:

This letter is in response to the comments you raised in your letter dated December 11, 2012 based on your review of Beneficial Mutual Bancorp’s (Beneficial) Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarter ended September 30, 2012. Please find below your comments and Beneficial’s related responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Statements of Cash Flows

1.              Please tell us, and revise future filings, to present proceeds from sales of investment securities available-for-sale and proceeds from maturities of investment securities available-for-sale gross in the Statement of Cash Flows in accordance with ASC 320-10-45-11.

Beneficial Response

(Amounts in thousands)

The proceeds from sales of investment securities available-for-sale totaled $318,016, $34,116, and $158,633 for the years ended December 31, 2011, 2010, and 2009, respectively.

The proceeds from maturities of investment securities available-for-sale totaled $440,311, $957,863, and $326,992 for the years ended December 31, 2011, 2010, and 2009, respectively.

In future filings we will present proceeds from sales of investment securities available-for-sale and proceeds from maturities of investment securities available-for-sale gross in the Statement of Cash Flows in accordance with ASC 320-10-45-11.

2.              Please tell us, and revise future filings, to present proceeds from sales of investment securities held-to-maturity and proceeds from maturities of investment securities held-to-maturity separately in the Statement of Cash Flows in accordance with ASC 320-10-45-11. If you had material sales of held-to-maturity securities during the periods presented, please tell us how these securities were appropriately classified as held-to-maturity prior to sale under ASC 320-10-25.

Beneficial Response

(Amounts in thousands)

The proceeds from sales of investment securities held-to-maturity totaled $3,526, $0, and $0 for the years ended December 31, 2011, 2010 and 2009, respectively.

The proceeds from maturities of investment securities held-to-maturity totaled $389,326, $62,529, and $29,826 for the years ended December 31, 2011, 2010 and 2009, respectively.

In future filings, we will present proceeds from sales of investment securities held-to-maturity and proceeds from maturities of investment securities held-to-maturity separately in the Statement of Cash Flows in accordance with ASC 320-10-45-11.

We did not have any sales of investments classified as held to maturity in 2010 or 2009.  During 2011, Beneficial sold nine mortgage backed securities (MBS) classified as held-to-maturity that totaled $3.5 million and recognized a gain in the amount of $237 thousand. These securities were considered matured in accordance with ASC 320-10-25-14 as we had collected in excess of 85% of the principal of each of the nine securities by the date of sale.

3.              Please tell us, and revise future filings, to present gains and losses on sales of investment securities gross in operating activities.

Beneficial Response

(Amounts in thousands)

The gains on the sale of investment securities totaled $1,177, $2,418, and $6,880 for the years ended December 31, 2011, 2010, and 2009, respectively.

The losses on the sale of investment securities totaled $525, $28, and $350 for the years ended December 31, 2011, 2010, and 2009, respectively.

In future filings, we will present gains and losses on sales of investment securities gross in operating activities.

Notes to Consolidated Financial Statements

Note 6.  Loans, page 44

4.              We note your disclosure on page 50 that, “the bank will not consider the loan a TDR if the loan modification was a result of a customer retention program.”  Please tell us if loan modifications under this program were material in the periods presented and how this accounting policy is consistent with ASC 310-40.

Beneficial Response

•                  Periodically, customers who have an interest rate on their loan in excess of current market interest rates will request a modification to reduce their interest rate to the market rate of interest.  For customer retention purposes, we will sometimes grant an interest rate modification.  In most cases, the customer requesting an interest rate modification has a competing offer from another banking institution to refinance the loan at a current market rate of interest, and we are at risk of losing the loan to another bank.  We therefore would modify the interest rate to the market rate of interest to preserve the customer relationship.

However, we only consider these types of interest rate modifications if:

•                  The loan is classified as a pass rated loan which means all payments due under the terms of the loan are current and it is performing under the original contractual terms,

•                  The customer has sufficient cash flow to make all contractual loan payments, and

•                  The loan has to be supported by collateral to ensure full collectability of all contractual principal and interest.

Since these loan modifications were not made as a result of the borrowers experiencing financial difficulty and the reduced interest rates were reflective of current market interest rates, we do not believe these modifications constitute a troubled debt restructuring under ASC 310-40.

Loans modified under this program were not material in the periods presented. Since 2010, we have modified approximately $30.0 million loans under this program or less than 3% of the commercial loan portfolio.

Note 19.  Fair Value of Financial Instruments, page 67

5.              Please describe how often you obtain updated appraisals for your collateral dependent impaired loans.  If this policy varies by loan type please disclose that also.  Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals.  Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Beneficial Response

We obtain updated appraisals on all collateral dependent impaired loans annually based on the date of the last appraisal. This policy is consistent for the commercial and real estate portfolio. We adjust the appraised value for estimated costs to sell and charge-off any shortfall between the carrying amount of our collateral dependent impaired loans and the current appraised value less estimated costs to sell.

On a monthly basis, loans classified as special mention, substandard, doubtful, or loss are evaluated. The evaluation includes the loan officer’s review of the collateral and its current condition, our knowledge of the current economic environment in the market where the collateral is located, and an assessment of our recent experience with real estate in the area. The date of the appraisal is also considered in conjunction with the economic environment and any decline in the real estate market since the appraisal was obtained. For all loan types, updated appraisals are obtained if considered necessary.  If we are waiting on appraisals at the end of a reporting period for collateral impaired loans where the most recent appraisal is more than a year old, we will use our recent appraisal experience for other similar loans to adjust the carrying amount of the loan until the appraisal is received.

When determining our allowance for loans losses each quarter, we include qualitative factors when establishing our reserve levels that consider the possibility of additional decreases in our appraised values by considering economic conditions, classified and criticized assets levels, delinquencies and charge-off levels.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Part I — Financial Information

Item 1.  Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 6.  Loans, page 16

6.              We note your disclosure that, “Generally, the Bank will only return a TDR to accrual status when the Bank is reasonably assured of repayment, including principal, interest and any amounts charged-off, and the borrower has exhibited sustained performance according to the modified terms of the loan.”  Please tell us, and revise future filings, to more clearly define the terms for returning a TDR to accrual status, including the length of time that you consider “sustained performance.”

Beneficial Response

The Bank’s policy for returning a loan to accruing status requires the preparation of a well documented credit evaluation which includes the following:

•                        A review of the borrower’s current financial condition in which the borrower must demonstrate sufficient cash flow to support the repayment of all principal and interest including any amounts previously charged off.

•                        An updated appraisal or home valuation which must demonstrates sufficient collateral value to support the debt.

•                        Sustained performance based on the restructured terms for at least six consecutive months.

•                        Approval by the Special Assets Committee which consists of senior management including the Chief Credit Officer and the Chief Financial Officer.

We will revise future filings to more clearly define the terms for returning a TDR to accrual status.

Part II — Other Information

Item 1.  Legal Proceedings, page 67

7.  We note your disclosure concerning the legal proceeding related to loan participations.

Please tell us, and revise future filings, to discuss the following:

•                  If you own the rights and obligations to these loans;

•                  If you currently are accounting for these loans in your loan portfolio;

•                  Discuss and quantify the types of loans included in this portfolio in the periods presented;

•                  Discuss and quantify if any of these loan participations are included in non-performing loans in the periods presented; and

•                  Discuss and quantify if you have any specific reserves in the allowance for loan losses related to these loan participations in the period presented.

Beneficial Response

We own the rights and obligations related to the loan participations.  Beneficial purchased the loans through various participation agreements and consideration was exchanged. These loans, which total approximately $10.4 million as of September 30, 2012, are included in our commercial and residential loan portfolios. As of September 30, 2012, all of these loans were on non-accrual status. We have performed individual credit evaluations on these loans and have recorded charge-offs of $5.6 million to date. The following table provides the unpaid principal balance, charge off amount and carrying amount of the Liberty State loans at September 30, 2012 and December 31, 2011.

Amounts in thousands

Liberty State Portfolio

(in thousands)	9/30/2012	12/31/2011
Unpaid principal balance	$15,952	$16,488
Charge-off	5,602	4,052
Carrying amount	$10,350	$12,436

As of September 30, 2012, we had no specific reserves in the allowance for loan losses related to these loans as of all of the loans are supported by current appraisals (less than 12 months old) and these loans had been written down to the appraised value, less estimated cost to sell. We will revise future filings to include the above information.

We acknowledge:

•                  Beneficial is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•                  and Beneficial may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas D. Cestare
Thomas D. Cestare
Executive Vice President & CFO
Beneficial Mutual Bancorp, Inc.